UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES OFFERING OF USD DENOMINATED GLOBAL NOTES TO

CERTAIN INVESTORS AND PRIVATE EXCHANGE OFFERS FOR 5 SERIES OF NOTES AND

RELATED TENDER OFFERS OPEN TO CERTAIN INVESTORS

RIO DE JANEIRO, BRAZIL – September 18, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), plans to offer (the “New Money Offer”) U.S.-dollar denominated global notes in one or more series (the “New Money Notes”), in an expected aggregate principal amount of up to U.S.$2 billion, subject to market and other conditions, and the commencement of two concurrent liability management transactions to purchase or exchange for New Notes (as defined below), as applicable, five series of PGF’s outstanding notes.

Offering of New Money Notes

The New Money Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. The New Money Notes are expected to have identical terms to the New Notes issued in connection with the Exchange Offers (as defined below). PGF intends to use the net proceeds from the sale of the New Money Notes for general corporate purposes, including to refinance upcoming maturities.

The New Money Notes are being sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act. The New Money Notes have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Money Notes or any other securities, nor shall there be any offer, solicitation or sale of the New Money Notes or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

Exchange Offers

The first liability management transaction consists of five separate private offers to exchange (the “Exchange Offers”) any and all of the outstanding series of notes listed below under the heading “Exchange Offers” (collectively, the “Old Notes”) for newly issued debt securities of PGF (the “New Notes”), on the terms and subject to the conditions set forth in the Offering Memorandum dated September 18, 2017 (the “Offering Memorandum” and together with the accompanying eligibility letter (the “Eligibility Letter”) and notice of guaranteed delivery, each as amended or supplemented from time to time, the “Exchange Offer Documents”). Only holders who have duly completed and submitted an Eligibility Letter certifying that they are either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States are authorized to receive the Offering Memorandum and to participate in the Exchange Offers (“Exchange Offer Eligible Holders”).

The Exchange Offers will expire at 5:00 p.m. (New York City time) on September 22, 2017 (such date and time with respect to an Exchange Offer, as the same may be extended with respect to such Exchange Offer, an “Exchange Offer Expiration Date”). Old Notes tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on September 22, 2017 (such date and time with respect to an Exchange Offer, as the same may be extended with respect to such Exchange Offer, an “Exchange

Offer Withdrawal Date”), but not thereafter, unless extended by PGF. The “Exchange Offer Settlement Date” with respect to an Exchange Offer will be promptly following the applicable Exchange Offer Expiration Date and is expected to be September 27, 2017.

On the terms and subject to the conditions set forth in the Offering Memorandum, PGF is offering to:

(i) exchange (the “2025 Exchange Offer”) any and all of its outstanding notes listed below for New Notes due 2025 of PGF (the “New Notes due 2025”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding		Principal Amount of New Notes Due 2025 Offered as Exchange Consideration per U.S.$1,000 Principal Amount of Old Note(1)
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$	542,535,000	U.S.$	1,055.00
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$	5,250,000,000	U.S.$	1,062.50

(ii) exchange (the “2028 Exchange Offers”) any and all of its outstanding notes listed below for New Notes due 2028 of PGF (the “New Notes due 2028”):

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding		Principal Amount of New Notes Due 2028 Offered as Exchange Consideration per U.S.$1,000 Principal Amount of Old Note(1)
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$	705,560,000	U.S.$	1,087.00
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$	1,165,227,000	U.S.$	1,075.00
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$	6,750,000,000	U.S.$	1,167.50

(1)	Payable in principal amount of the applicable series of New Notes per each U.S.$1,000 principal amount of the specified series of Old Notes validly tendered and not validly withdrawn at or prior to the applicable Exchange Offer Expiration Date or the Guaranteed Delivery Date (as defined in the Offering Memorandum) pursuant to the guaranteed delivery procedures described in the Offering Memorandum and accepted for exchange. The Exchange Consideration does not include the applicable Accrued Coupon Payment (as defined below).

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Exchange Offer Eligible Holders who validly tender and who do not validly withdraw Old Notes at or prior to the applicable Exchange Offer Expiration Date, or at or prior to 5:00 p.m. (New York City time) on the second business day after the applicable Exchange Offer Expiration Date pursuant to guaranteed delivery procedures, and whose Old Notes are accepted for exchange by PGF, will receive the applicable Exchange Consideration set forth in the table above for each U.S.$1,000 principal amount of such Old Notes. The Exchange Consideration will be payable in principal amount of the applicable series of New Notes.

In addition to the applicable Exchange Consideration, Exchange Offer Eligible Holders whose Old Notes are accepted for exchange will be paid, in cash, accrued and unpaid interest on such Old Notes to, but not including, the applicable Exchange Offer Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the applicable Exchange Offer Settlement Date for all Old Notes exchanged on the applicable Exchange Offer Settlement Date.

Pursuant to the Minimum Issue Requirement, PGF will not complete (a) the 2025 Exchange Offers if the aggregate principal amount of New Notes due 2025 to be issued in the Exchange Offers and New Money

Notes due 2025 to be issued in the New Money Offering, taken together, would be less than U.S.$500 million, or (b) the 2028 Exchange Offers if the aggregate principal amount of New Notes due 2028 to be issued in the Exchange Offers and New Money Notes due 2028 to be issued in the New Money Offering, taken together, would be less than U.S.$500 million.

In addition to the Minimum Issue Requirement, PGF’s obligation to accept any series of Old Notes tendered in the Exchange Offers is subject to the satisfaction of certain conditions applicable to the Exchange Offer for such series as described in the Offering Memorandum, including (1) certain customary conditions, including that PGF will not be obligated to consummate the Exchange Offers upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offers or materially impair the contemplated benefits to PGF of the Exchange Offers, (2) the Cash Offer Completion Condition, which requires the timely satisfaction or waiver of all of the conditions precedent to the completion of the corresponding Cash Offer for such series of Old Notes, (3) the New Money Offering Condition, which requires the New Money Notes due 2025 to have been priced between 5.125% and 5.625%, and the New Money Notes due 2028 to have been priced between 5.625% and 6.125%, and the closing of the New Money Offering, (4) the Accounting Treatment Condition (as defined in the Offering Memorandum), and (5) the New Notes Fungibility Condition, pursuant to which PGF will not be obligated to complete an Exchange offer with respect to a series of Old Notes if the issuance of the applicable series of New Notes in exchange for such Old Notes would cause such New Notes to not be fungible with the corresponding series of New Money Notes. PGF reserves the right, subject to applicable law, to waive any and all conditions to any Exchange Offer (other than conditions described as non-waivable).

PGF will terminate an Exchange Offer for a given series of Old Notes if it terminates the Cash Offer for such series of Old Notes, and PGF will terminate the Cash Offer for a given series of Old Notes if it terminates the Exchange Offer for such series of Old Notes. The termination of a Cash Offer for a series of Old Notes will not impact the Exchange Offers for any other series of Old Notes. If PGF extends any Cash Offer for a series of Old Notes for any reason, PGF will extend the corresponding Exchange Offer for such series Old Notes.

If and when issued, the New Notes will not be registered under the Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF will enter into a registration rights agreement with respect to the New Notes.

Global Bondholder Services Corporation will act as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/petrobras-exchange.

Cash Offers

The second liability management transaction consists of five separate offers to purchase for cash (the “Cash Offers”) any and all of each series of Old Notes, on the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2017 (the “Offer to Purchase” and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”). Holders who are either (i) QIBs within the meaning of Rule 144A under the Securities Act or (ii) non-U.S. persons (as defined in Rule 902 under the Securities Act) located outside the United States within the meaning of Regulation S under the Securities Act, are not Cash Offer Qualified Holders (as defined below) and are not permitted to participate in the Cash Offers. All other holders of Old Notes are eligible to participate in the Cash Offers (such other holders, the “Cash Offer Qualified Holders”). Holders participating in the Cash Offers are required to certify that they are Cash Offer Qualified Holders.

Holders of Old Notes eligible to participate in the Exchange Offers are not eligible to participate in the Cash Offers.

CUSIP/ISIN Number	Title of Security	Tender Consideration(1)
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$	1,087.00
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$	1,055.00
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$	1,075.00
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$	1,062.50
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$	1,167.50

(1)	Payable in cash per each U.S.$1,000 principal amount of the specified series of Old Notes validly tendered and not validly withdrawn at or prior to the applicable Cash Offer Expiration Date or the Guaranteed Delivery Date (as defined in the Offer to Purchase) pursuant to the guaranteed delivery procedures described in the Offer to Purchase and accepted for purchase. The Tender Consideration does not include the applicable Accrued Coupon Payment (as defined below).

The Cash Offers will expire at 5:00 p.m. (New York City time) on September 22, 2017 (such date and time with respect to a Cash Offer, as the same may be extended with respect to such Cash Offer, a “Cash Offer Expiration Date”). Old Notes tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on September 22, 2017 (such date and time with respect to a Cash Offer, as the same may be extended with respect to such Cash Offer, a “Cash Offer Withdrawal Date”), but not thereafter, unless extended by PGF. The “Cash Offer Settlement Date” with respect to a Cash Offer will be promptly following the applicable Cash Offer Expiration Date and is expected to be September 27, 2017.

Upon the terms and subject to the conditions set forth in the Cash Offer Documents, Cash Offer Qualified Holders who (i) validly tender and who do not validly withdraw Old Notes at or prior to the applicable Cash Offer Expiration Date or (ii) deliver a properly completed and duly executed notice of guaranteed delivery and all other required documents at or prior to the applicable Cash Offer Expiration Date and tender their Old Notes at or prior to the Guaranteed Delivery Date, and whose Old Notes are accepted for purchase by us, will receive the applicable Tender Consideration set forth in the table above for each U.S.$1,000 principal amount of such Old Notes. The Tender Consideration will be payable in cash.

In addition to the applicable Tender Consideration, Cash Offer Qualified Holders whose Old Notes are accepted for purchase will be paid accrued and unpaid interest on such Old Notes to, but not including, the applicable Cash Offer Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the applicable Cash Offer Settlement Date for all Old Notes purchased in the Cash Offers, including those tendered through the guaranteed delivery procedures.

PGF’s obligation to accept Old Notes tendered in the Cash Offers is subject to the satisfaction of certain conditions described in the Offer to Purchase including (1) the Maximum Tender Condition

(as described below) and (2) the Exchange Offer Completion Condition, which requires the timely satisfaction or waiver of all of the conditions precedent to the completion of the corresponding Exchange Offer for such series of Old Notes. PGF reserves the right, subject to applicable law, to waive any and all conditions to any Cash Offer, except for the Exchange Offer Completion Condition.

Pursuant to the “Maximum Tender Condition,” PGF’s obligation to accept and pay for a series of Old Notes validly tendered and not validly withdrawn is conditioned on the aggregate principal amount of validly tendered Old Notes of such series not exceeding the Maximum Tender Amount set forth in the table below for such series. PGF reserves the right, subject to applicable law, to waive the Maximum Tender Condition with respect to any Cash Offer.

CUSIP/ISIN Number	Title of Security	Principal Amount Outstanding		Maximum Tender Amount
71645WAN1 / US71645WAN11	7.875% Global Notes due 2019	U.S.$	705,560,000	U.S.$	15,000,000
71647NAH2 / US71647NAH26	4.875% Global Notes due 2020	U.S.$	542,535,000	U.S.$	15,000,000
71645WAP6 / US71645WAP68	5.75% Global Notes due 2020	U.S.$	1,165,227,000	U.S.$	35,000,000
71645W AR2 / US71645WAR25	5.375% Global Notes due 2021	U.S.$	5,250,000,000	U.S.$	175,000,000
71647N AP4 / US71647NAP42	8.375% Global Notes due 2021	U.S.$	6,750,000,000	U.S.$	260,000,000

PGF will terminate a Cash Offer for a given series of Old Notes if it terminates the Exchange Offer for such series of Old Notes, and it will terminate the Exchange Offer for a given series of Old Notes if it terminates the Cash Offer for such series of Old Notes.

Global Bondholder Services Corporation will also act as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers or for additional copies of the Cash Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers. The Cash Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/petrobras-tender.

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PGF refers to the Exchange Offers and the Cash Offers, collectively, as the “Offers.”

If PGF terminates any Offer with respect to one or more series of Old Notes, it will give prompt notice to the Tender Agent or Exchange Agent, as applicable, and all Old Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Old Notes blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers, before the deadlines specified herein and in the Exchange Offer Documents or the Cash Offer Documents, as applicable. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Exchange Offer Documents or the Cash Offer Documents, as applicable.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Old Notes. The Exchange Offers are being made solely pursuant to the Offering Memorandum and related documents and the Cash Offers are being made solely pursuant to the Offer to Purchase and related documents. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply.

This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager
Date: September 18, 2017